Vroom Solar Inc.



ANNUAL REPORT

2233 N Citation Ave

Springfield, MO 65802

(660) 341-4142

https://vroomsolar.com/

This Annual Report is dated April 26, 2023.

BUSINESS

Vroom Solar Inc. ("Vroom Solar" or the "Company") is a C-Corp organized under the laws of the state of Delaware that creates DIY mobile solar energy kits with mounting adaptable to cargo containers, box trucks, and trailers.

Vroom Solar is in the pre-revenue stage with finished prototypes. We are racing to complete engineering for full product launch. Our kits utilize a simple plug-and-play control center with load management technology and install in under two hours — no batteries needed. Vroom Solar is a portable solar energy solution for remote situations such as construction job sites, disaster relief, cargo containers repurposed as offices or cabins, race car trailers, water stations, charging EV mowers and motorcycles, and many more.

Gas generators are high maintenance, batteries can fail with large power draws or extreme temperatures, and EV charging and/or solar module installation can be difficult to locate in remote areas. The need for mobile solar energy is more prevalent now than ever and Vroom Solar is on a mission to develop new energy solutions for everyday consumers, independent of large grid structures

Intellectual Property

Provisional Patent: Solar Panel Rack for Vehicle/Trailer 63/069,412 (filed 8/24/2020); 17/405,308 (filed 8/18/2021); PCT/US2021/046536 (filed 8/21/2021).

Provisional Patent: Control Center for Use with Photovoltaic and Other DC Power Sources 63/388,018 (filed 7/11/2022).

Vroom Solar was initially organized as Sun Power, LLC, a Missouri limited liability company on September 5, 2017 and newly formed a Delaware corporation on July 6, 2022.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $159,120.96

Number of Securities Sold: 600,000

Use of proceeds: Development of the initial POC and formation of the c-corp

Date: July 07, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

Without revenue generation, we anticipate being able to operate the business for approximately 3-6 months depending on grants, loans, and raises that we are currently doing. We need $800,000 in the next 8-12 months to finish all engineering and commercialization of the product. We have several things to accomplish to get our product ready for launch. Additional funds will allow us to buy the initial starting inventory and additional needed staff.

Foreseeable major expenses based on projections

We anticipate the major expenses will be setting up operations and building out the needed team. Other major expenses will be the final engineering of the control center and ready for production. We will also be buying aluminum extrusion pieces for the volume production of our racking solution. We will also have continued accounting and legal expenses to maintain financial data and continue the build-out of our patents.

Future operational challenges

We anticipate future operational challenges around streamlining the logistics and education of our new product. We have a lot of work that needs to be done to get this fully launched. We also will need to set up a preliminary packaging center. This can start off as basic assembly equipment but will need to advance it quickly with volume.

Future challenges related to capital resources

Getting capital can take time and energy from the team. We have several avenues currently we are in pursuit of that will give us sufficient funding to launch. How fast we scale will depend on the total amount of funding we get. We are currently applying for multiple grants, state incentives, and SBA loans to have multiple streams of revenue.

Future milestones and events

We have several key milestones built into our business plan to achieve. Missing these milestones can slow down our product launch timeline. The biggest milestone to complete is finishing the engineering of the control center and prepare for production. This will be key to launching our product at the end of 2023.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $14,278.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Sun Power LLC

Amount Owed: $166,504.00

Interest Rate: 0.0%

Maturity Date: March 01, 2025

This is a Credit line of $200,000. It is a Non-bearing loan, to be paid once the company hits revenue.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: James Bartley

James Bartley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: June, 2022 - Present

Responsibilities: Oversee all things related to the product control center. Currently does not take a salary. Has received 50,000 shares in equity compensation.

Other business experience in the past three years:

Employer: Solar Pile Driver LLC

Title: Owner

Dates of Service: November, 2016 - June, 2022

Responsibilities: Owner/Operator

Other business experience in the past three years:

Employer: Solar Pile Driver Rents LLC

Title: Owner

Dates of Service: September, 2021 - June, 2022

Responsibilities: Owner/Operator

Other business experience in the past three years:

Employer: Skywire Electrical Systems LLC

Title: Owner

Dates of Service: March, 2009 - October, 2020

Responsibilities: Owner/Operator

Other business experience in the past three years:

Employer: Bartley Group LLC

Title: Owner

Dates of Service: February, 2018 - Present

Responsibilities: Member manager

Name: Jonathan Young

Jonathan Young's current primary role is with Advanced Racking. Jonathan Young currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Treasurer

Dates of Service: April, 2022 - Present

Responsibilities: Treasurer of board and racking hardware lead. Currently does not take a salary. Has received 50,000 shares as equity compensation.

Other business experience in the past three years:

Employer: Advanced Racking

Title: Owner

Dates of Service: February, 2014 - Present

Responsibilities: General manager

Name: Katherine Benson

Katherine Benson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Community Relations Coordinator

Dates of Service: October, 2022 - Present

Responsibilities: Administrative, copywriting, social media & website. Currently is paid $25/hr and has received 10,000 shares in equity compensation.

Other business experience in the past three years:

Employer: Freelance

Title: Home Stager

Dates of Service: October, 2019 - Present

Responsibilities: Style homes for real estate sales

Other business experience in the past three years:

Employer: Lipscomb University

Title: Adjunct art department faculty

Dates of Service: January, 2020 - December, 2022

Responsibilities: Taught graphic design classes

Other business experience in the past three years:

Employer: Freelance

Title: Production Designer

Dates of Service: January, 2017 - December, 2021

Responsibilities: Designed and decorated film sets

Name: Luke Phelps

Luke Phelps's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/Founder

Dates of Service: September, 2020 - Present

Responsibilities: Visionary for company. Currently takes a salary of $75,000 a year.

Position: Board President

Dates of Service: July, 2022 - Present

Responsibilities: Manages day to day of board.

Other business experience in the past three years:

Employer: PVpallet

Title: Founder/Board President

Dates of Service: January, 2019 - Present

Responsibilities: Run Quarterly board meetings

Other business experience in the past three years:

Employer: Red Barn Solar

Title: General Manager/Owner

Dates of Service: March, 2017 - January, 2021

Responsibilities: Lead Commercial Solar Installations all over North Missouri

Name: Vanessa Benkert

Vanessa Benkert's current primary role is with PVpallet. Vanessa Benkert currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Secretary/Marketing Lead

Dates of Service: April, 2022 - Present

Responsibilities: Advise the Vroom team on marketing strategy and best practices. Currently does not take a salary. Received 50,000 shares in equity compensation.

Position: Board Secretary

Dates of Service: July, 2022 - Present

Responsibilities: Vote on company's direction and business insight

Other business experience in the past three years:

Employer: PVpallet

Title: Marketing Contractor/Director of Marketing

Dates of Service: January, 2020 - Present

Responsibilities: Leads the marketing and branding strategy at PVpallet with an expert, proven approach to content development, both visual and verbal.

Other business experience in the past three years:

Employer: Everley Creative, LLC

Title: Owner

Dates of Service: June, 2019 - Present

Responsibilities: Provide freelance marketing and design services to a range of customers. Projects include web design and development, brand development, collateral design, and marketing strategy services.

Name: Cary Kapper

Cary Kapper's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: February, 2023 - Present

Responsibilities: Oversees supply chain, vendors, and logistics

Other business experience in the past three years:

Employer: Paul Mueller Inc

Title: General Manager

Dates of Service: August, 1992 - February, 2023

Responsibilities: Designer, System Lead Designer, Project and Product management. Managed $9-$12 million-dollar annual projects in his division and later in another division that did $10-$50 million in revenue.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Sun Power, LLC (Fully-owned by Luke Phelps)

Amount and nature of Beneficial ownership: 600,000

Percent of class: 75.0

RELATED PARTY TRANSACTIONS

Name of Entity: Sun Power LLC

Names of 20% owners: Luke Phelps

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $200,000 loan. The balance of the loan was $166,504 as of December 31st, 2022.

Material Terms: Developed product up to C-corp formation

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 100,000 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 800,000 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

The total number of shares outstanding on a fully diluted basis, 800,000 shares, includes 600,000 shares of Common Stock, 160,000 shares of issued stock options, and 40,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational Vroom Solar or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Vroom Solar Kit. Delays or cost overruns in the development of our Vroom Solar Kit and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The

Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. Minority Holder; Securities with No Voting Rights The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits Vroom Solar was formed on July 6, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vroom Solar has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vroom Solar or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vroom Solar could harm our reputation and materially negatively impact our financial condition and business. The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate. UL certification Final UL certification specifications could differ from goals we have set on the final product. Consumer Handling Risk Vroom Solar is a self-install solar system. This will have associated risk handling electricity and installation process. We will be addressing this risk in our user manual and insurance. Transportation and on road risk Vroom Solar can be installed to mobile on road devices. This can lead to risk of injury if not installed properly during transportation. We will work with distribution Department of Transportation and make sure we are addressing these risk with proper labeling and training

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

Vroom Solar Inc.

By   /s/ *Luke Phelps*

    Name: <u>Vroom Solar, Inc.</u>

    Title: CEO/Founder

Exhibit A

FINANCIAL STATEMENTS

Vroom Solar, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31st, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vroom Solar, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31st, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 19, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	14,279
Prepaid Expenses	1,250
Total Current Assets	15,529
Non-current Assets	
Security Deposits	500
Total Non-Current Assets	500
TOTAL ASSETS	16,029
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Notes Payable - Related Party	166,504
Accrued Expenses	8,543
Total Current Liabilities	175,047
TOTAL LIABILITIES	175,047
EQUITY	
Common Stock	1
Additional Paid in Capital	3,036
Accumulated Deficit	(162,055)
Total Equity	(159,018)
TOTAL LIABILITIES AND EQUITY	16,029

Statement of Operations

	Year Ended December 31, 2022
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	10,920
General and Administrative	72,186
Research and Development	76,948
Rent and Lease	2,000
Total Operating Expenses	162,055
Operating Income (loss)	(162,055)
Provision for Income Tax	-
Net Income (loss)	(162,055)

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(162,055)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaids	(1,250)
Accrued Expenses	8,543
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	7,293
Net Cash provided by (used in) Operating Activities	(154,762)
INVESTING ACTIVITIES	
Security Deposit	(500)
Net Cash provided by (used by) Investing Activities	(500)
FINANCING ACTIVITIES	
Notes Payable - Related Party	166,504
Common Stock	1
Additional Paid-in Capital	3,036
Net Cash provided by (used in) Financing Activities	169,541
Cash at the beginning of period	-
Net Cash increase (decrease) for period	14,279
Cash at end of period	14,279

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 7/7/2022 (Inception)	-	-	-	-	-
Issuance of Common Stock	600,000	1	-	-	1
Additional Paid in Capital	-	-	3,036	-	3,036
Net Income (Loss)	-	-	-	(162,055)	(162,055)
Ending Balance 12/31/2022	600,000	1	3,036	(162,055)	(159,019)

Vroom Solar, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Vroom Solar Inc. (the "Company") was formed in Delaware on July 7th, 2022. The Company is developing mobile solar power kits and mounting systems. The Company's headquarters is in Springfield, MO.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

On August 23rd, 2022, the Company entered into an office lease agreement requiring monthly payments of $500 starting on September 1st, 2022 and ending on August 31st, 2023. The agreement required a security deposit of $500.

Year Ending December 31,	Payment
2023	4,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price
Total options outstanding, July 7, 2022	-	$	-
Granted	190,000	$	0.27
Exercised	-	$	-
Expired/cancelled	-	$	-
Total options outstanding, December 31, 2022	190,000	$	0.27
Options exercisable, December 31, 2022	-	$	0.27

	Nonvested Options		Weighted Average Fair Value
Nonvested options, July 7, 2022			
Granted	190,000	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2022	190,000	$	-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2022:

Exercise Price	Number Outstanding	Expiration Date
9	27,778	8/22/2024

A summary of the warrant activity for the year ended December 31, 2022 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at July 7, 2022 (Inception)	-	-
Grants	27,778	9.000
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2022	27,778	9.000

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 5 – Debt disclosure for details of loan entered into with a related party.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company entered into an agreement with another company for the development needed to reach mass production of the Company's solar power controller. The agreement resulted in agreeing to a total of $329,500 being paid out by the Company over the next year. The agreement allows for the Company to abandon the agreement at any point during various phases without being liable for any future payments. $75,000 total had been paid out as of October 31st, 2022 and is reflected in the Research and Development line item in the Statement of Operations.

NOTE 5 – DEBT

The Company entered into a loan agreement with a related party totaling $200,000. The loan does not accrue interest and is due on demand. The balance of the loan was $166,504 as of December 31st, 2022.

**Debt Principal Maturities 5 Years
Subsequent to December 31st, 2022**

Year	Amount
2023	$166,504
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,000,000 common shares with a par value of $0.000001 per share. 600,000 shares were issued and outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 19, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

CERTIFICATION

I, Luke Phelps, Principal Executive Officer of Vroom Solar Inc., hereby certify that the financial statements of Vroom Solar Inc. included in this Report are true and complete in all material respects.

Luke Phelps

CEO/Founder